UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                          (Commission File No. 1-14728)

                                 Lan Chile S.A.
                  (Translation of registrant's name in English)

                        Avenida Americo Vespucio Sur 901
                                     Renca,
                                 Santiago, Chile
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                               Form 20-F  X  Form 40-F
                                         ---          ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes       No   X
                                      ---       ---

                                    LANCHILE


                                  MATERIAL FACT


Santiago, April 21, 2004


Mr. Alejandro Ferreiro Yazigi
Superintendent of Banking and Insurance
Present



To whom it may concern:

In compliance with Articles 9 and 10, Second Subsection, of Law 18.045, we are informing you that Lan Chile S.A. is beginning the initial phases of negotiation for a possible acquisition of shares in the Argentine airline operating company, American Falcon S.A.

Said negotiations only constitute the beginning of a formal period of legal, financial, accounting, tax and pension-related diligence of American Falcon; to date there does not exist any agreement as to a possible acquisition nor with respect to any specific conditions of the same. Even though the size of the transaction does not constitute a material fact, it has been decided to make this information public given the consequences that it could have in the market.


Sincerely,



Alejandro de la Fuente Goic
Vice President of Finance
Lan Chile S.A.


cc.   Bolsa de Comercio de Santiago
      Bolsa de Corredores de Valparaiso
      Bolsa Electronica de Chile

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 22, 2004



                                  Lan Chile S.A.

                                  /s/ Alejandro de la Fuente Goic
                                  -------------------------------
                                  By: Alejandro de la Fuente Goic
                                      Chief Financial Officer